NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES TO HOLD CONFERENCE CALL

& WEBCAST OF 2012 SECOND QUARTER FINANCIAL RESULTS
FRIDAY, AUGUST 3, 2012 AT 11AM (ET)

NEW YORK, June 29, 2012 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) announced today that its 2012 second quarter results will be released prior to the market open on Friday, August 3, 2012. Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing the results on Friday, August 3 at 11:00 AM (ET). Scheduled speakers are Dennis Friedrich, chief executive officer, and Bryan Davis, chief financial officer.

Along with the earnings news release, an updated supplemental information package will be available on the company’s website, www.brookfieldofficeproperties.com, before the market open on August 3.

To participate in the conference call, please dial 877.397.0292, pass code 9902354, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldofficeproperties.com.

A replay of this call can be accessed through September 3, 2012 by dialing 888.203.1112, pass code 9902354. A replay of the webcast, as well as a podcast download, will be available at www.brookfieldofficeproperties.com for one year.

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About Brookfield Office Properties

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 111 properties totaling 78 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Denver, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and Brookfield Place in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, VP, Investor Relations and Communications

(212) 417-7215; melissa.coley@brookfield.com